BMC Fund, Inc.
800 Hickory Blvd. SW
Lenoir, NC  28645
828-758-6100

September 3, 2021

Mr. David Manion
U. S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC  20549

Dear Mr. Manion:

This is in response to the August 4, 2021 Sarbanes-Oxley telephone review of BMC Fund, Inc. (the "Fund").


Form N-CSR for October 31, 2020:

Related to a handful of holdings in the portfolio. Looking for clarification of either the name of the holding or class/fund structure meaning ETF - Class A or Class B or both

1.	MFC Select SPDR TR - had that classified as Energy
2.	FPA Crescent Portfolio
3.	iShares Silver Trust - has the correct name, but needs to
be tagged with ETF or exchange rate fund
4.	SPDR Gold Shares - has the correct name, but needs to be
tagged with ETF or exchange rate fund
5.	Vaneck Vectors Gold Miners - there are two ETF and open-end, specify which
6.	Util Select Sector SPDR ET
7.	MBF NI Treasury Money Market Fund - question of whose money
market fund it is

Response:

1.	Ticker XLE, this is an open-end ETF, Class C (no load)
2.	Ticker FPACX, no-load mutual fund, Class C
3.	Ticker SLV, this is a unit investor trust ETF, Class C (no
load)
4.	Ticker GLD, this is a unit investor trust ETF, Class C (no
load)
5.	Ticker GDX, this is an open-end ETF, Class C (no load)
6.	Ticker XLU, this is an open-end ETF, Class C (no load)
7.	This is BMC Fund, Inc. Money Market Fund that is held with
Northern Trust bank

The following items were not presented in conformity with
various Regulation S-X rules:
*	A number of preferred holdings had a floating rate at the
end of the period:
o	S-X Rule 12-12 footnote 4 requires a description of
the reference rate and the spread and the end of
period interest rate and disclose end of period
reference rate
o	Rule 12-13 Column D requires the disclosure of the
notional amount for written options
o	Purchase options: Rule 12-12 with reference to rule
12-13 requires the disclosure of the notional amount
for written options
*	Footnote 4, notes to financial: S-X rule 12-12 footnote
10 requires that securities that are held as collateral
against written options should be denoted with schedule of
investments
*	Footnote 5, related to cash amounts held as collateral:
S-X Rule 6-04.6 requires amounts held as deposits or collateral against certain transactions should be reported separately on the statement of assets and liabilities

Response: In all future reports to shareholders, the Fund will include the information requested.

ASU 2019-07
*	Footnote 4 on notes to financial is no longer required for
written options
*	Summary of shareholders equity on the statement of assets
and liabilities
o	keep retained earnings caption
o	can combine realized/unrealized gains and
appropriated/unappropriated (see notes from ASU 2019-
07 below)
*	Statement of Operations: Presentation or realized gains
and losses and change of g/l need to be shown by instrument
type
*	Statement of Changes in Net Assets: presentation of
distribution of shareholders can be combined, similar to
the SAL presentation - singular caption with the exception
of tax - gain or income items as opposed to other items can
be netted into one number
*	Statement of Changes in Net Assets: No longer required to
show net income in parenthesis.

Response: In all future reports to shareholders, the Fund will include the information requested and remove the unnecessary language.

Related to ASC Clarification:
*	ASC 815-50-4F: disclosure requirements for derivatives held
by the fund: RIC purchase options - materiality comes into
play
*	ASC 210-20-50: disclosures about certain financial
instruments and derivatives that may be offset related to
options and securities pledged as collateral and/or cash
that is being segregated as collateral for those
transactions - materiality comes into play
*	Financial Statements note 6 (Distribution to Shareholders):
ASC 946-505-50-5: income on realized gains needs to be disclosed

Response: In all future reports to shareholders, the Fund will include the information requested.

Financial Highlights:
1.	Showing a market value of the fund of $18 - Please discuss
in correspondence how the Fund has a market value share
price included as discussion facts the nature of the
trading of the shares, and the capital transactions during
the fiscal year.  Staff further notes that there appeared
no capital transactions of the Fund since 2011.  Trying to
understand where that market value comes from.
2.	Total return calculation: Please discuss in correspondence
why the total return calculation has been presented as unaudited and whether the calculation is in accordance of Form N-2 item 4.

Response:

1.	$18 is the selling price of the latest transactions,
therefore that has been used as the market price for the
last 10 years or more.
2.	Total return is calculated using the market price (which
has been $18).  The market price of the closed end stock is
not fluctuating daily.   The calculation is in accordance
with Form N-2 item 4. In all future reports to shareholders, the Fund will include a footnote which explains how this is calculated.

Reference: Form N-2 item 4.1 Instruction 14:  In the future, the
Fund will consider adding total return at NAV following Form N-2
Item 4.1 Instruction 14.


ASC 820 Fair Value Table:
Fixed Income instruments and some of the preferred stocks are classified as Level 1, however fixed income securities and some preferred securities are generally valued based on inputs other than quoted prices included in Level 1. They are either observable either directly or indirectly. How did the Fund classify those instruments as Level 1?

Response: We observe the values of the Preferred stock and Fixed Income instruments indirectly through Axys. Axys is the investment management software that the Fund uses to manage portfolio reporting, measurement, and accounting. In all future reports to shareholders, the Fund will use Level 2 for indirect fixed income instruments.


Salary and benefits on statement of operations as the fund is an internally managed fund: Please discuss in correspondence whether any retirement benefits are offered to employees of the Fund, which are included in the salary and related benefits expense.

Response: The employee salaries and benefits are allocated to the Fund, which includes 401k benefits.


In addition to the Fund's responses to your comments during our telephone conversation on August 4, 2021, the Fund represents the following:

*	The Fund is responsible for the adequacy and accuracy of
the disclosure in the filings;
*	Staff comments or changes to disclosure in response to
staff comments in the filings reviewed by the staff do not
foreclose the Commission from taking any action with
respect to the filing; and
*	The Fund may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is our understanding that the Commission's Division of Enforcement has access to all information provided by the Fund.

We appreciate this opportunity to improve the Fund's SEC filings. Please contact me with questions or comments.

Sincerely,


/s/Wendy Sims
Secretary and Treasurer